SEC

20008309

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68237

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hub International Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Clayton Road
(No. and Street)

Concord (City) California (State) 94520 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karolina Savickaite (312)279-4717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

2601 Cambridge Court (Address) Auburn Hills (City) MI (State) 48326 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Reich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hub International Investment Services, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Maria C Zavala

Notary Public

OFFICIAL SEAL
MARIA C ZAVALA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/13/20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Table of Contents

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Hub International Investments Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hub International Investments Services, Inc. as of December 31, 2019 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hub International Investments Services, Inc. as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hub International Investments Services, Inc.'s management. Our responsibility is to express an opinion on Hub International Investments Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hub International Investments Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information (Schedule I - Computation of Net Capital Requirements, Schedule II - Computation for Determining the Reserve Requirement, and Schedule III - Information Relating to Possession or Control Requirement) has been subjected to audit procedures performed in conjunction with the audit of Hub International Investments Services, Inc.'s financial statements. The supplemental information is the responsibility of Hub International Investments Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Hub International Investments Services, Inc.'s auditor since 2017.
Auburn Hills, Michigan
February 26, 2020

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

		As of December 31, 2019
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	11,220,263
Accounts receivable		1,972,270
Intercompany receivable from Parent and Subsidiaries		458,861
Prepaid expenses		132,598
Right of use asset		253,879
Total current assets		14,037,870
GOODWILL		36,700,417
RIGHT OF USE ASSET		1,818,621
OTHER INTANGIBLE ASSETS, net		35,382,439
TOTAL ASSETS	$	87,939,348
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	5,418,798
Operating lease liability	$	253,879
Intercompany payable to Parent and Subsidiaries		1,275,748
Total current liabilities		6,948,424
DEFERRED INCOME TAX LIABILITIES		185,534
OPERATING LEASE LIABILITY		1,855,427
CONTINGENT EARNOUT CONSIDERATION PAYABLE		3,521,852
TOTAL LIABILITIES		12,511,238
SHAREHOLDER'S EQUITY:		
Common shares, no par value; 1,000 shares authorized; 100 issued and outstanding		-
Additional paid-in capital		69,377,399
Accumulated income		6,050,711
TOTAL SHAREHOLDER'S EQUITY		75,428,110
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	87,939,348

The accompanying notes are an integral part of these financial statements.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Operations

	For the Year ended December 31, 2019
REVENUE:	
Total revenue	$ 18,274,611
EXPENSES:	
Employee compensation and benefits	5,672,826
Amortization	3,112,882
Employee commissions	2,808,388
Sales licensing and fees	700,816
Occupancy	597,092
Insurance	319,249
Travel and entertainment	194,240
Allocated selling and administration expenses	183,918
Professional fees	131,061
IT costs	131,720
Legal fees	53,978
Changes in fair value of contingent consideration	(599,393)
Other operating expenses	99,373
Total expenses	13,406,150
NET INCOME BEFORE PROVISION FOR INCOME TAXES	4,868,461
PROVISION FOR INCOME TAXES	1,319,384
NET INCOME	$ 3,549,077

The accompanying notes are an integral part of these financial statements.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Changes in Shareholder's Equity

	Common Shares	Additional Paid-in Capital	Accumulated Income	Total
BALANCE, December 31, 2018	-	$ 32,122,646	$ 2,501,634	$ 34,624,280
Net Income..	-	-	3,549,077	3,549,077
Capital contributions from Hub International Limited........	-	37,254,753	-	37,254,753
BALANCE, December 31, 2019	-	$ 69,377,399	$ 6,050,711	$ 75,428,110

The accompanying notes are an integral part of these financial statements.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Cash Flows

		For the Year ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	3,549,077
Amortization expense		3,112,882
Gain on forgiveness of note payable		(22,343)
Loss on forgiveness of notes receivable - employees		8,792
Changes in fair value of contingent earnout liability		(599,393)
Changes in operating assets and liabilities:		
Accounts receivable		(530,934)
Prepaid expenses		48,073
Accounts payable and accrued liabilities		132,398
Intercompany payable to Parent and Subsidiaries		219,555
Intercompany receivable from Parent and Subsidiaries		3,147
Income taxes payable and receivable, net		1,287,047
Right of use asset and operating lease liability		36,806
Deferred tax liabilities		32,337
Net cash provided by operating activities		7,277,443
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash paid for business acquisitions		(33,184,828)
Net cash used in investing activities		(33,184,828)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions from Parent		30,238,264
Payments of contingent earnout consideration		(38,264)
Net cash provided by financing activities		30,200,000
NET INCREASE IN CASH		4,292,615
CASH, beginning of the year		6,927,648
CASH, end of the year	$	11,220,263

Supplemental Disclosure:

Non-cash capital contributions from Parent	$	7,016,489

The accompanying notes are an integral part of these financial statements.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

Note 1: Nature of Operations

Hub International Investment Services Inc., (the "Company", "we") is a financial services organization that offers investment solutions for customers by conducting business as an introducing broker-dealer and investment advisor. The Company also refers employee benefit plan customers or producers to third-party broker-dealers to hold customer accounts and effect transactions in securities on behalf of such customers. The Company was incorporated in the state of Delaware in 2007, and obtained a license to conduct operations on January 8, 2010. The Company is a wholly owned subsidiary of Hub International Limited (the "Parent"), a global insurance brokerage company. The Parent owns many other companies collectively referred to as "Subsidiaries." The Company is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The investment advisor is registered with various state department entities.

Under its membership agreement with FINRA and the Securities and Exchange Act of 1934 ("Act") Rule 15c3-3 promulgated pursuant to the Act, the Company conducts business solely as an accommodation Broker-Dealer and receives revenue as a result of commissions that are assigned to the company by third party broker-dealers. The Company does not hold customer funds, execute securities trades, establish customer accounts or determine a customer's suitability for investments.The Company has engaged with third party broker-dealers that are responsible for opening accounts and effecting transactions for such customers. Therefore, the Company is exempt from the requirement of Rule 15c3-3 of the Act pertaining to the possession or control of customer assets and reserve requirements.

Note 2: Summary of Significant Accounting Policies

A. Use of estimates
The accompanying financial statements, and these notes, are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Revenue recognition
Commissions and advisory fees are computed as a percentage of the commissions paid by referred clients to the Company and the third-party broker-dealers. Commissions are recognized on a trade-date basis as security transactions occur. Management has concluded the Company is entitled to commission revenue upon performing all contracted services for its customers, which is deemed to be on the trade date as it is the point in time which a customer acquires the economic benefit of a security. Advisory fees are recognized over the life of the contract based on the market values of assets under management, determined quarterly. The performance obligations are satisfied over the course of the contract as the customer simultaneously receives and consumes the benefits provided by the advisory services.

The recording of revenue based on the trade date occurs once the Company is informed by either the investment broker or the third-party broker-dealer of the amount of commissions and fees earned. The Company is entitled to commission and fee revenue upon completion of the performance obligation, which generally occurs prior to the receipt of payment. Thus, at the end of each period, we must estimate the amount of revenue earned during the period for which no cash has been collected from the investment broker. We base our estimate of earned, but not yet received, commission revenue at the end of a given period on historical data of monthly revenue earned.

For the year ended December 31, 2019, revenue by type is as follows:

Commissions	$	6,641,661
Advisory Fees		11,632,950
Total Revenue	$	18,274,611

C. *Accounts Receivable*
Uncollected commissions and advisory fees from the third party broker dealers are recorded as accounts receivable on our Statement of Financial Condition. Accounts receivable are stated net of an allowance for uncollectible accounts. Due to the immaterial nature of the Company's uncollectible commissions and advisory fees, an allowance for uncollectible accounts is not deemed necessary.

D. Goodwill and Intangible assets, net
Goodwill represents the excess of cost over fair value of identifiable net assets acquired through business acquisitions. In accordance with ASC 350, *Intangibles – Goodwill and Other*, goodwill is not amortized, but instead is reviewed for impairment on at least an annual basis.

In evaluating the recoverability of the carrying value of goodwill we must make assumptions regarding the fair value of the Company and determine if an indicator of goodwill impairment exists by comparing the carrying value of the Company with the estimated fair value. If we determine that an indicator of goodwill impairment exists, we must then quantify the actual goodwill impairment charge, if any, by comparing the carrying value of goodwill to its estimated fair value, based on the fair value of the Company's assets and liabilities as of the impairment test date. As of December 31, 2019, goodwill was deemed to not be impaired.

Intangible assets consist primarily of customer relationships and are amortized over their useful life which is based on the estimated timeframe over which the customer relationship is expected to contribute to the Company's future cash flows.

In evaluating the carrying value of intangible assets, the Company must determine if an indicator of impairment exists by comparing the carrying value of the asset with the estimated fair value. If the carrying value of the intangible asset is greater than its fair value as of the impairment test date, the Company must record an impairment charge equal to the calculated excess. As of December 31, 2019, intangible assets were deemed to not be impaired.

E. Income taxes
The Company files both the federal and state tax return on a consolidated basis with its Parent. The Company accounts for its income taxes using ASC 740, *Income Taxes*. ASC 740 requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards.

The Company reduces the carrying amount of deferred income tax assets, including the expected future benefit of operating loss carry forwards by a valuation allowance if it is more likely than not that some portion of the deferred

income tax asset will not be realized. Interest or penalties related to income tax deficiencies are reported as a component of income taxes. As of December 31, 2019, the Company performed its assessment of the realizability of deferred tax assets. Based on the anticipated reversal pattern of our taxable temporary differences, the Company concluded its deferred tax assets are "more likely than not" to be realized. Therefore, no valuation allowance is required.

F. Adoption of New Accounting Pronouncement
On January 1, 2019, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 842, Leases (ASC 842), by applying the modified retrospective transition method. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company is a lessee in a noncancelable operating leases for an office building which was recorded in accordance with ASC 842 and is disclosed in Note 7. There was no cumulative effect adjustment to opening equity as a result of the adoption of the standard. Upon adoption of ASC 842, the Company recognized a right of use asset and operating lease liability in the amount of $2,344,748.

Note 3: Business Acquisitions

During 2019, the Company acquired substantially all of the assets of certain books of business for consideration of cash. The company purchased the assets of Peak Financial Group, LLC ("Peak"), The Insurance Exchange, Inc. ("Tie"), Inter-Mountain Retirement Partners, Inc. ("MRP"), Perennial Pension and Wealth, Inc. ("Perennial"), Strategic Planning Resources, Inc. ("SPR"), Stonestreet Pearl River, LLC ("Stonestreet"), Wash Financial, LLC ("WFG"), Wharton Retirement Services, LLC ("Wharton Hill"), Epic Retirement Services Consulting, LLC ("Epic"), Global Retirement Partners, LLC ("GRPF"), LBA Insurance Services, Inc. ("LBA"), John J. Biondo and William M. Peragine III ("JW"), and Silverstone Group, Inc. ("Silverstone"). With these acquisitions, the Company has expanded its geographic footprint and investment products and services. Goodwill arising from these acquisitions is a result of expected synergies from combining operations and intangible assets that do not qualify for separate recognition, including the assembled workforce. To fund purchases of these businesses the Parent made capital contributions of $37.3 million in 2019. The purchase price allocation for our year ended December 31, 2019 acquisitions is summarized in the table below:

	Peak	Tie	MRP	Perennial	SPR	Stonestreet	WFG	Wharton Hill	Epic	GRPF	LBA	JW	Silverstone	Total Acquisitions
Consideration paid:														
Cash	$ 2,637,122	$ 2,989,657	$ 966,334	$ 5,284,308	$ 2,223,574	$ 536,626	$ 7,319,014	$ 661,531	$ 232,624	$ -	$ 82,350	$ 1,590,400	$ 8,661,288	$ 33,184,828
Partnership equity units	300,000	-	202,101	592,250	-	539,120	1,495,127	279,680	23,506	2,476,751	-	-	1,107,954	7,016,489
Contingent earnout consideration payable	183,906	167,760	170,547	193,420	40,666	11,238	178,915	13,866	4,890	-	6,600	445,076	2,059,920	3,476,804
Total purchase price	$ 3,121,028	$ 3,157,417	$ 1,338,982	$ 6,069,978	$ 2,264,240	$ 1,086,984	$ 8,993,056	$ 955,077	$ 261,020	$ 2,476,751	$ 88,950	$ 2,035,476	$ 11,829,162	$ 43,678,121
Allocation of purchase price:														
Intangible assets:														
Goodwill	$ 1,560,514	$ 1,578,709	$ 669,491	$ 3,016,289	$ 1,132,120	$ 543,492	$ 4,496,528	$ 477,538	$ 130,510	$ 1,238,376	$ 44,475	$ 1,017,738	$ 5,914,581	$ 21,820,361
Customer relationships	1,560,514	1,578,708	669,491	3,016,290	1,132,120	543,492	4,496,528	477,539	130,510	1,238,375	44,475	1,017,738	5,914,581	21,820,361
Current assets	-	-	-	37,399	-	-	-	-	-	-	-	-	-	37,399
Total assets acquired	$ 3,121,028	$ 3,157,417	$ 1,338,982	$ 6,069,978	$ 2,264,240	$ 1,086,984	$ 8,993,056	$ 955,077	$ 261,020	$ 2,476,751	$ 88,950	$ 2,035,476	$ 11,829,162	$ 43,678,121
Net fair value of assets acquired	$ 3,121,028	$ 3,157,417	$ 1,338,982	$ 6,069,978	$ 2,264,240	$ 1,086,984	$ 8,993,056	$ 955,077	$ 261,020	$ 2,476,751	$ 88,950	$ 2,035,476	$ 11,829,162	$ 43,678,121

The fair value adjustments for the customer relationship and broker dealer network intangible assets were determined on an excess cash flow method. The fair value adjustments for the trade names were based on a relief from royalty method. See Note 6, "Commitments and Contingencies" for a detailed discussion of contingent consideration arrangements and liabilities in connection with the acquired business.

The Company's financial statements for the year ended December 31, 2019 include the operations of the acquisitions from their acquisition date. The following is a summary of the unaudited pro forma results for the year ended December 31, 2019, as if these acquisitions had been acquired at January 1, 2019:

	Existing Operations	Peak	Tie	MRP	Perennial	SPR	StoneStreet	WFG	Wharton Hill	Epic	GRPF	LBA	JW	SilverStone	Total 2019 ProForma
Total Revenue	$ 15,280,451	$ 1,015,601	$ 1,238,165	$ 277,161	$ 1,001,362	$ 474,515	$ 86,043	$ 1,563,140	$ 141,738	$ 84,141	$ 440,684	$ 31,686	$ 932,422	$ 1,617,598	$ 24,184,707
Earnings (Loss) from continuing operations	3,149,940	186,433	285,880	(1,108)	292,867	123,457	(33,528)	313,549	25,265	23,414	190,123	14,382	372,510	458,775	$ 5,401,959

The unaudited pro forma results have been prepared for comparative purposes only and may not be indicative of the results of operations which actually would have resulted had this acquisition occurred at January 1, 2019, nor are they necessarily indicative of future operating results. Annualized unaudited revenues in 2019 totaled approximately $24.1 million. In 2019, $2,994,160 of revenue and $399,136 earnings from continuing operations were recorded in the Company's statements of operations related to the acquisitions acquired during 2019.

Note 4: Intangible Assets

Goodwill

In connection with our acquisitions in 2019, we specifically identified Goodwill of $21,820,361. As of December 31, 2019, the goodwill balance is $36,700,417. We expect that approximately $24,386,249 of our total goodwill balance will be deductible for income tax purposes in future periods.

Customer Relationships

Changes in the carrying amount of customer relationships for the year ended December 31, 2019 is as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships, January 1, 2019	$ 19,710,037	$ (3,847,078)	$ 15,862,959
Business acquisitions	21,820,361	-	21,820,361
Amortization Expense	-	(3,079,326)	(3,079,326)
Customer Relationships, December 31, 2019	$ 41,530,398	$ (6,926,404)	$ 34,603,994

The Company amortizes customer relationship assets on a straight-line basis over the applicable estimated useful life. The determination of the useful life for customer relationship assets is based upon the estimate of the timeframe over which the acquired customer relationship is expected to contribute directly or indirectly to the future cash flows of the acquired insurance brokerage.

The estimated useful life of the customer relationship intangible assets recorded in connection with the acquisitions ranges from 6 years to 10 years. During the year ended December 31, 2019, the Company recognized amortization expense of $3,079,326 on customer relationships.

As of December 31, 2019 estimated total future amortization expense for the customer relationship intangible assets is as follows:

Year	Estimated Future Amortization Expense
2020	$ 4,902,106
2021	4,865,818
2022	4,757,019
2023	4,651,055
2024	4,627,547
2025 and thereafter	10,800,449
Total amortization expense	$ 34,603,994

Trade Name

In connection with certain of our acquisitions, we specifically identified trade name intangible assets subject to amortization. Trade names are amortized on a straight-line basis over the applicable estimated useful life. The estimated useful life of the trade name assets recorded in connection with the acquisitions ranges from 2 years to 4 years.

Changes in the carrying amount of trade names during the year ended December 31, 2019 is as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade Names, January 1, 2019	$ 209,161	$ (163,107)	$ 46,054
Amortization Expense	-	(33,556)	(33,556)
Trade Names, December 31, 2019	$ 209,161	$ (196,663)	$ 12,498

We specifically identified our Hub International trade name as an indefinite-lived trade name. As of December 31, 2019, the indefinite-lived trade name is $518,946.

Broker Dealer Network

In connection with certain of our acquisitions, we specifically identified an indefinite-lived broker-dealer network intangible asset. As of December 31, 2019, the indefinite-lived broker dealer network is $247,000.

Note 5: Notes Payable and Receivable

On May 20, 2015, we entered into a $461,325 Promissory Note (the "Note") with a third party broker-dealer responsible for opening accounts and effecting transactions for certain customers of the Company (the "Lender"). The Note was forgiven as of February 28, 2019. The note had a stated interest rate of zero unless an event of default, as defined in the Note ("Event of Default"), occurred. In accordance with GAAP, interest has been accrued at an approximate market rate for similar transactions.

In connection with the Note, the Company agreed to certain covenants and restrictions and granted certain rights and interests to the Lender and the Parent provided an unconditional guarantee on the Company's obligations.

Upon occurrence of an Event of Default, the Lender may declare the note due immediately. No Events of Default occurred during the year ended December 31, 2019.

Subsequent to entering into the Note, we entered into loan agreements totaling $181,524 with certain employees of the Company (the "Employee Notes"). The Employee Notes matured on the same date and were subject to the same interest terms and similar conditions of default, forgiveness and other provisions contained in the Note.

Due to the lack of occurrence of an Event of Default during the year ended December 31, 2019, the Company recorded forgiveness of $22,343 of principal on the Note and $8,792 of principal forgiveness on the Employee Notes under the units of production method based on the cumulative gross commission and fee thresholds.

The Employee Notes were forgiven as of February 28, 2019. Interest imputed on the Note and Employee Notes is not considered material to the financial statements.

Note 6: Commitments and Contingencies

In connection with the business acquisitions, the Company entered into agreements with the sellers to pay consideration that is contingent on achieving certain financial performance measures in future periods. As of December 31, 2019, the Company has $4,521,501 of contingent consideration accrued on the Statement of Financial Condition, $3,521,852 is considered long term, $999,649 is short term and included in accounts payable and accrued liabilities.

Changes in the amount of contingent earnout consideration during the year ending December 31, 2019 are as follow:

		Contingent Earnout Liability
Balance, January 1, 2019	$	1,682,354
Business acquisitions		3,476,804
Payments of contingent earnout consideration		(38,264)
Changes in fair value of contingent earnout liability		(599,393)
Balance, December 31, 2019	$	4,521,501

The fair value of contingent consideration was determined based on the Company's best estimate of the present value of the expected future earn-out payment. The fair value estimate of contingent consideration payable is based on observations of historical operating trends for the acquired businesses and current market and economic conditions that the Company believes may impact earnout variables such as revenue and operating profits. When estimating contingent earnout consideration, we historically do not utilize a range of possible estimates but instead determine a reasonable point estimate of expected future payments. The Company's best estimates of contingent earnout consideration liabilities are generally updated on, at minimum, a quarterly basis to reflect current market and operating conditions. In connection with the change in fair value of our contingent earnout consideration liabilities the Company recorded a gain of $599,393 included under the caption "Changes in fair value of contingent earnout liability" in the Statement of Operations.

Note 7: Leases

On December 14, 2018, the Company entered into a noncancellable operating lease agreement with an unrelated party for office space, expiring on May 31, 2026. The lease offers an option to renew or right of first refusal. The Parent is the guarantor on the agreement.

As of December 31, 2019, aggregate future minimum lease payments, net of expected sub-lease receipts, under the operating lease are as follows:

	Estimated Minimum Future Lease Payments, net
Due within:	
12-months	$ 339,911
13 to 24 months	349,693
25 to 36 months	359,617
37 to 48 months	369,688
49 to 60 months	379,911
Thereafter	756,897
Total future minimum lease payments	2,555,717
Less: Present value discount	(446,411)
Operating Lease liability	2,109,306

The company's Right of Use ("ROU") relates entirely to the lease described above and is classified as an operating lease. The ROU asset and related lease liability were calculated using the incremental borrowing rate of 5.5 percent. Cash paid for rent and lease costs recognized amounted to $330,267 and $364,180, respectively, for the year ended December 31, 2019.

Note 8: Income Taxes

The provision for income taxes consists of the following:

	For the Year ended December 31, 2019
Current provision:	
Federal	$ 920,087
State and local	366,960
Total current provision	1,287,047
Deferred benefit:	
Federal	23,775
State and local	8,562
Total deferred benefit	32,337
Total provision for income taxes	$ 1,319,384

The components of deferred tax assets and liabilities as of December 31, 2019 are as follows:

		As of December 31, 2019
Deferred tax asset:		
Accrued bonus		60,389
Net deferred tax asset		60,389
Deferred tax liability:		
Book vs. tax basis difference for Intangible assets		(244,579)
Prepaid insurance		(1,344)
Net deferred tax liability		(245,923)
Total deferred tax liability	$	(185,534)

The Company has determined that no reserve is required for uncertain tax positions.

The Company is subject to U.S. federal income tax as well as various other state income tax. The Company is no longer subject to examination by taxing authorities for the years before 2016, with the exception of the State of California, which has a four year statute.

Note 9: Related Party Transactions

The Parent and the Parent's other wholly owned subsidiaries (the "Subsidiaries") administer day-to-day operations and provide services to the Company such as human resource, information technology, record-keeping and clerical. In addition, the Parent and the Subsidiaries provide the Company's office space. In return, the Company pays the Parent and the Subsidiaries for operating expenses incurred and paid on its behalf in accordance with established service agreements. During the year ended December 31, 2019, the Company paid approximately $8.8 million to the Parent and the Subsidiaries related to these established service agreements.

In 2015, we entered into loan agreements with certain employees of the Company; see Note 5 in these notes to our financial statements for further discussion of these loans.

Note 10: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 promulgated pursuant to the Act, which requires maintaining a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and aggregate indebtedness changes day to day, but as of December 31, 2019, the net capital was $1,040,308, of which $356,761 was in excess of its required minimum net capital of $683,547. The ratio of aggregate indebtedness to net capital as of December 31, 2019 was 9.86 to 1.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

Note 11: Subsequent Events

The subsequent events for the Company have been evaluated by management through February 26, 2020, the date financial statements were issued. It was determined that there were no subsequent events to recognize in the financial statements.

Hub International Investment Services Inc.

(A Wholly Owned Subsidiary of Hub International Limited)

Schedule I – Computation of Net Capital Requirements

Requirement Pursuant to Rule 15c3-1 of the Act

		As of December 31, 2019
TOTAL SHAREHOLDER'S EQUITY	$	75,428,110
Less non-allowable assets:		
Other assets, net		(35,382,439)
Goodwill		(36,700,417)
Accounts receivable		(1,570,269)
Intercompany receivable		(458,861)
Prepaid expenses		(132,598)
Total non-allowable assets		(74,244,584)
Undiscounted value of contingent liabilities		(4,664,719)
Present value of contingent liabilities		4,521,501
Undiscounted liability adjustment to net capital		(143,218)
NET CAPITAL	$	1,040,308
COMPUTATION OF NET CAPITAL REQUIREMENTS:		
Minimum of net capital requirements (1)	$	683,547
Minimum dollar net capital required		5,000
NET CAPITAL REQUIRED (greater of above)		683,547
EXCESS NET CAPITAL	$	356,761
(1) MINIMUM OF NET CAPITAL REQUIREMENTS		
Aggregate indebtedness	$	10,253,204
		6.67%
Minimum of net capital requirements	$	683,547
Ratio of aggregate indebtedness to net capital		9.86

The information on this schedule is in agreement in all material respects with the information reported by the Company on the unaudited FOCUS Report Part II, as of December 31, 2019 as filed on February 26, 2020.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Schedule II – Computation for Determining the Reserve Requirement Pursuant to Rule 15c3-3 of the Act
As of December 31, 2019

A computation of reserve requirements is not applicable to Hub International Investment Services Inc. as the Company claims exemption under Rule 15c3-3 of the Act. The Company's business activities are limited to acting solely as an accommodation Broker-Dealer and the Company receives revenue as a result of commissions that are assigned to the Company by Registered Representatives of other Broker-Dealers.

The information on this schedule is in agreement in all material respects with the information reported by the Company on the unaudited FOCUS Report Part II, as of December 31, 2019 as filed on February 26, 2020.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Schedule III – Information Relating to Possession or Control Requirement Pursuant to Rule 15c3-3 of the Act
As of December 31, 2019

A computation of possession or control requirement is not applicable to Hub International Investment Services Inc. as the Company claims exemption under Rule 15c3-3 of the Act. The Company's business activities are limited to acting solely as an accommodation Broker-Dealer and the Company receives revenue as a result of commissions that are assigned to the Company by Registered Representatives of other Broker-Dealers.

The information on this schedule is in agreement in all material respects with the information reported by the Company on the unaudited FOCUS Report Part II, as of December 31, 2019 as filed on February 26, 2020.

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Hub International Investments Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hub International Investments Services, Inc. indicated that Hub International Investments Services, Inc. may file an Exemption Report because it had no obligations under 17 C.F.R. §240.15c3-3, as its business activities are limited to acting solely as an accommodation broker-dealer, and Hub International Investments Services, Inc. does not hold customer funds, execute securities trades, establish customer accounts, or determine a customer's suitability for investments (the "exemption provisions"), and (2) Hub International Investments Services, Inc. stated that Hub International Investments Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hub International Investments Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hub International Investments Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 26, 2020

HUB

HUB International Investment Services, Inc.

Member FINRA / SIPC

2300 Clayton Road, Suite 300

Concord, CA 94530

February 26, 2020

Hub International Investment Services, Inc.'s Exemption Report

Hub International Investment Services, Inc. (HIIS) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R . §240.17a-5 , "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company may file an Exemption Report because the Company had no obligations under Rule 15c3-3 of the Securities and Exchange Commission as its business activities are limited to acting solely as an accommodation Broker-Dealer and receives revenue as a result of commissions that are assigned to HIIS by Registered Representatives of other Broker-Dealers. HIIS does not hold customer funds, execute securities trades, establish customer accounts or determine a customer's suitability for investments. The Company met the identified exemption provisions under the claim exemption Rule 15c3-3 of the Act throughout the period from January 1, 2019 to December 31, 2019 without exception.

Hub International Investment Services, Inc.

I, Lisa Mays, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Lisa Mays

Title: Chief Compliance Officer